FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 20, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 20, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 20, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 20, 2007

BLUEPHOENIX WINS MAJOR LEGACY MODERNIZATION PROJECT
WITH LEADING US GOVERNMENT ORGANIZATION

—	Represents largest contract to date for BluePhoenix with a U.S. government institution
—	Database and applications to be migrated from ADABAS/Natural to Java/Oracle
—	Project to reduce maintenance costs and enable development of enhanced functionality with expanded resource availability

CARY, NC – November 20, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has won a major project to migrate and modernize ADABAS/Natural applications and database to Java/Oracle.

Organizations these days are deciding more and more to modernize their legacy applications and databases. Migration off of ADABAS/Natural to more mainstream environments such as Java/J2EE and C#/.NET are being carried out for a number of reasons. Companies are looking to consolidate around newer technologies, maximize the significant intellectual property in the legacy applications, reduce reliance on hard to find skill sets and, no less important, reduce third party maintenance costs and upgrade fees.

“This project represents our largest contract to date with a U.S. government institution,” said Arik Kilman, CEO of BluePhoenix. “Given the amount of legacy that still needs to be modernized in government agencies, we see this as an excellent market for growth in the coming years. We continue to see increasing interest in modernization from organizations looking to reduce costs and maximize past system investments.”

“Industry estimates approximate that there are still several thousand ADABAS/Natural installations in the market in addition to the thousands of other legacy databases and applications still being used,” continued Kilman. “We look forward to working with these organizations to help them to build their modernization roadmaps and realize the successful completion of their migration projects.”

BluePhoenix DBMSMigrator is the quickest, most efficient and cost-effective way to modernize ADABAS/Natural systems. DBMSMigrator, a fully automated migration toolset, takes the source code of a complete ADABAS/Natural application and transforms it automatically into the target database and application language. This significantly mitigates the risk of the project while providing very fast conversion time, without interfering with the core business logic of the applications.

For more information on DBMSMigrator, please visit: http://www.bphx.com/migration.cfm.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com